3000 North Sam Houston Parkway East, Houston, Texas 77032

Phone 281.871.2699

October 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell and Karina Dorin

RE:	Halliburton Company
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 4, 2022
File No. 001-03492

Ladies and Gentlemen:

Halliburton Company (the “Company” or “Halliburton”) hereby submits via EDGAR the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated October 19, 2022, with respect to (i) the Company’s Form 10-K for the Fiscal Year ended December 31, 2021 filed with the Commission via the Commission’s EDGAR system on February 4, 2022 (the “2021 Form 10-K”) and (ii) the Company’s letter, dated October 4, 2022 (the “Response Letter”), which was in response to the comments of the Staff with respect to the 2021 Form 10-K set forth in the letter from the Staff to the Company dated September 21, 2022.

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses are preceded by the Staff’s comments for ease of reference.

Response dated October 4, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.

We note your response to prior comment 2 states that you monitor public perception of the Company and its reputation and that some of your stakeholders are interested in learning more about your ESG-related goals. However, your response does not address any anticipated reputational risks resulting from your operations or products that produce greenhouse gas emissions. Please tell us what consideration you gave to including disclosure regarding any anticipated climate-related reputational risks, including those that relate to being a provider of products and services to the energy industry.

Response: As discussed in response to prior comment 2 in our Response Letter, we monitor our reputation, whether positive or negative, by engaging with our broad stakeholder base that includes, among others, investors, customers, suppliers and employees. Informed by that engagement, we consider how our reputation, and any changes to sentiment about our reputation, whether related to our work in the oil and gas business or otherwise, may impact our business, financial results, results of operations and access to capital. We have addressed in our Risk Factors how public sentiment and investor perceptions about the oil and gas industry change and may negatively impact the oil and gas industry and us. In addition, our sustainability and climate reporting helps reduce the likelihood of experiencing reputational risks as compared to other companies that may not provide as much information as often as we do. For example, we believe that our stakeholder base has responded favorably to our goal to achieve a 40% reduction in Scope 1 and 2 greenhouse gas emissions by 2035 from the 2018 baseline.

In consideration of the above factors, during the periods covered by the 2021 Form 10-K, we determined that the climate-related reputational risks associated with our role as a provider of products and services to the energy industry did not have a material impact on the Company’s financial condition or results of operations. We acknowledge that our reputational risks may evolve, and we will continue to monitor these risks and update our risk factors if our material risks change.

* * * * *

If you have any questions with respect to the foregoing or if any supplemental information is required by the Staff, please do not hesitate to contact me.

Very truly yours,

HALLIBURTON COMPANY

By: /s/ Eric J. Carre
Eric J. Carre
Executive Vice President, Chief Financial Officer

cc: Baker Botts L.L.P.